FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 25, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

General Meeting and Class Meeting Statement

25 August 2022

NatWest Group plc will hold a General Meeting at 2.00 p.m. today to be followed immediately by a Class Meeting of Ordinary Shareholders. The meetings will deal with the proposed resolutions as set out in the Circular and Notice of General Meeting and Class Meeting issued to shareholders on 9 August 2022 and a proposed amendment to resolution 2, the details of which are referenced below.

The following is an extract from the remarks to be made by Howard Davies, Chairman, at the meetings.

The strength of NatWest Group's balance sheet and financial performance mean that we are well positioned to grow our lending to customers responsibly and to support those customers, colleagues and communities who are likely to need it most. We are also continuing to invest in the transformation of the bank while delivering sustainable returns to shareholders.

At our first half results we announced our intention to pay an ordinary interim dividend of 3.5 pence per share alongside the special dividend and share consolidation that are being voted on today.

The special dividend of 16.8 pence per share would return approximately £1.75 billion to ordinary shareholders.

The accompanying share consolidation would result in ordinary shareholders receiving 13 new ordinary shares for every 14 ordinary shares currently held, maintaining the comparability, so far as practicable, of the Group's share price before and after the special dividend is paid.

Combining a share consolidation with a special dividend is a common approach when a large amount of capital is being distributed and we believe it is in the best interests of the bank and its shareholders.

There are three main reasons why the Board has chosen to implement the distribution of excess capital in this way:

First, it allows us to return a significant amount of capital to shareholders quickly compared to an on-market buyback programme.

Secondly, by undertaking the share consolidation alongside the special dividend, it is accretive to the Group's earnings per share and tangible book value per share, similar to the financial effects of an on-market buyback programme.

And finally, it does not increase the relative proportion of the government's shareholding in NatWest Group which could be the case if a further on-market buyback programme was launched without sell-downs from HM Treasury.

If these resolutions are approved, NatWest Group will have announced capital returns of approximately £3.3 billion so far this year through a directed buyback from HM Treasury and both the interim and special dividend.

We completed our £750 million on-market buy-back programme announced at Full Year.

We have maintained capacity to participate in an off-market directed buyback of HM Treasury's shareholding in the Group. As ever, any such off-market directed buyback would require the government to seek to sell down their holding and could only take place after 29 March 2023 onwards, 12 months after our most recent transaction.

I would like to draw your attention to a proposed amendment to resolution 2, which is an ordinary resolution relating to the proposed share transaction.  Resolution 2, as set out in the Notice of Meeting, includes a reference in the second line to c.10.406 billion existing ordinary shares of £1 each in the capital of the Company being consolidated into one intermediate ordinary share of £14.00 each in the capital of the Company.  Rather than referring to the issued share capital being consolidated into one intermediate ordinary share, the resolution should instead have made clear that it is every 14 existing ordinary shares (including treasury shares) that are being consolidated into one intermediate ordinary share in the capital of the Company and each intermediate ordinary share will then be divided into 13 new ordinary shares.

The proposed amendment involves no departure from the substance of the resolution set out in the Notice of Meeting and is necessary to correct this patent error.

To deal with this, it is necessary for the meeting to consider first whether this amendment should be approved and then, assuming that the meeting approves the amendment, for the substantive resolution to be put to the meeting.

To close, I would reiterate that the Board considers the resolutions to be voted on today to be in the best interests of the Company and our shareholders and is recommending our shareholders vote in favour of them.

For more information contact:

Investor Relations
+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the impact of the Share Consolidation and the Special Dividend, the implementation of its purpose-led strategy, its environmental, social, governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, the impact of the COVID-19 pandemic, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate-related risks and the transitioning to a net zero economy and the impact of the COVID-19 pandemic. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group's actual results are discussed in NatWest Group's UK 2021 Annual Report and Accounts (ARA), NatWest Group's Interim Results for Q1 2022 and H1 2022 and NatWest Group's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

No statement in this document is or is intended to be a profit forecast or to imply that the earnings of NatWest Group for the current or future financial years will necessarily match or exceed the historical or published earnings of NatWest Group.

Any information contained in this document on the price at which shares or other securities in NatWest Group have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

Date: 25 August 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary